Exhibit 21.0

LIST OF SUBSIDIARIES

Registrant:     Delanco Bancorp, Inc.

Subsidiaries	Percentage Ownership	Jurisdiction or State of Incorporation

Delanco Federal Savings Bank	100%	United States

DFSB Properties, LLC (1)	100%	New Jersey

DFSB Properties II, LLC (1)	100%	New Jersey

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(1)	Wholly-owned subsidiary of Delanco Federal Savings Bank.